SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

dated December 12, 2002

BP p.l.c.
(Translation of registrant’s name into English)

Britannic House, 1 St. James’s Square, London, SW1Y 4PD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP p.l.c., BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC, BP AUSTRALIA CAPITAL MARKETS LTD AND BP CANADA FINANCE COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are furnished herewith and made part of this Report pursuant to the General Instructions to Form 6-K.

EXHIBIT 1.1

Purchase Agreement Standard Provisions (2002-A Edition)(BP Canada Finance Company), updating the PURCHASE AGREEMENT - STANDARD PROVISIONS filed as Exhibit 1.1 to the Registration Statement No. 333-83180-04.

EXHIBIT 4.1

Indenture among BP p.l.c., BP Canada Finance Company and JPMorgan Chase Bank dated as of September 27, 2002, updating the FORM OF INDENTURE - BP CANADA FINANCE COMPANY filed as Exhibit 4.3 to the Registration Statement No. 333-83180-04.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c (REGISTRANT)
Dated: December 12, 2002

	/s/	D.J. PEARL

	NAME:	D.J. PEARL
	TITLE:	DEPUTY COMPANY SECRETARY